Rachel B. Proffitt

+1 415 693 2031

rproffitt@cooley.com

April 6, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Bernard Nolan

Larry Spirgel

Kathleen Collins

Re:	Procore Technologies, Inc.

Registration Statement on Form S-1

File No. 333-236789

Ladies and Gentlemen:

On behalf of Procore Technologies, Inc. (“Procore” or the “Company”), we are submitting this letter and the following information in response to a letter, dated March 25, 2021, from the staff (the “Staff”) of the Division of Corporation Finance Office of Technology of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s amended registration statement on Form S-1 (the “Registration Statement”) submitted to the Commission on March 2, 2021. We are concurrently filing via EDGAR Amendment No. 2 to the Registration Statement (the “Second Amended Registration Statement”) filed with the Commission on April 6, 2021. The changes reflected in the Second Amended Registration Statement include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, the numbering of the paragraphs corresponds to the numbering of the comments in the letter from the Staff and the Staff’s comments are reproduced in italics. Page references in the text of this response letter correspond to the page numbers in the Second Amended Registration Statement. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Second Amended Registration Statement.

Cover Page

1.

We note your disclosure of your 2020 revenue, revenue growth, GAAP gross margin and cash provided by operating activities in your artwork at the forefront of the prospectus. In order to give proper balance to this information, please revise to present your net loss for the same period with equal prominence as your other financial highlights.

In response to the Staff’s comment, the Company has revised the artwork on the inside front cover page of the Second Amended Registration Statement to add the presentation of net loss for the same period.

U.S. Securities and Exchange Commission

April 6, 2021

Dilution, page 59

2.

Please provide us with the calculations that support your pro forma net tangible book value. Also, tell us how you factored contract cost assets into your calculations. To the extent you did not consider such assets to be intangible assets, please explain or revise your calculations as necessary.

In response to the Staff’s comment, the Company has revised its calculation of pro forma net tangible book value to include contract cost assets of $33.1 million as intangible assets. The Company respectfully advises the Staff that it has provided on Exhibit A its calculation of pro forma net tangible book value.

Note 12. Stock-based Compensation, page F-36

3.

Please provide us with a breakdown of all share-based compensation awards granted during fiscal 2020 or after, and include the fair value of the underlying common stock at the date of such grants. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology, underlying common stock used to value such awards as determined by your board of directors.

In response to the Staff’s comment, the Company has set forth in the table below the restricted stock units granted by the Company during fiscal 2020 and after, along with the fair value of the underlying common stock as determined by the Company’s board of directors (the “Board”). The Company granted 3,920,587 restricted stock units during fiscal 2020 and 2,011,315 restricted stock units in March 2021. No stock options were granted in fiscal 2020 or in fiscal 2021 to date.

Grant Date	Number of Shares of Common Stock Underlying RSU Awards Granted	Fair Value Per Share of Common Stock on the Date of Grant for Financial Reporting Purposes(1)
April 15, 2020	2,917,880	$28.37
May 20, 2020	3,038	$28.37
August 31, 2020	199,008	$39.69
November 28, 2020	800,661	$52.05
March 15, 2021	2,011,315	(2)

(1)

The Company has not recognized stock-based compensation expense for these awards, as the awards vest based upon both service and liquidity vesting conditions, and the liquidity condition is not considered probable. As discussed in Note 12 to the Company’s consolidated financial statements in the Registration Statement, on the effective date of the registration statement for the Company’s IPO, the Company will recognize on a graded vesting basis a cumulative catch up adjustment for the portion of the service period completed by the employee or non-employee from the grant date through the IPO date. The Company will continue to recognize additional expense subsequent to the IPO based on the remaining service period required by the employee or non-employee to vest in the award.

U.S. Securities and Exchange Commission

April 6, 2021

(2)	The Company has not yet determined the fair value that will be used for financial reporting purposes for these awards.

The fair value per share of the Company’s common stock has historically been determined by the Board with input from management, taking into account independent common stock valuation reports (“Valuation Reports”) from an independent professional third-party valuation firm commissioned by the Board. Such Valuation Reports were obtained for purposes of complying with Section 409A of the Internal Revenue Code of 1986, as amended, and for purposes of recording stock-based compensation in accordance with ASC 718, Compensation–Stock Compensation (“ASC 718”). Each Valuation Report was performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. The Board exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of the Company’s common stock, including the Company’s historical performance, financial condition and prospects, the value of companies that the Company considers peers, recent private stock sale transactions, the economic and competitive environment, the rights, preferences, and privileges of the Company’s redeemable convertible preferred stock, and the likelihood and timing of achieving a liquidity event, such as an initial public offering (“IPO”).

For financial reporting purposes, in light of the changes in fair value of common stock during certain periods, the Company retrospectively assessed the fair value of its common stock for calculating stock-based compensation expense after considering the concluded fair value in the Valuation Reports immediately preceding and immediately following the grant date of each award, and other qualitative factors, and used a linear interpolation to determine the estimated fair value, when considered appropriate. The Company believes that the linear interpolation method provided a reasonable basis for estimating the fair value of the Company’s common stock for financial reporting purposes in the instances in which the Company did not identify specific events between Valuation Reports that indicated that a straight-line interpolation of value was unreasonable.

For equity awards granted on April 15, 2020, the Company utilized the immediately preceding Valuation Report due to the close proximity to the April 1, 2020 valuation date. Equity awards granted on May 20, 2020 are immaterial. For equity awards granted on August 31, 2020, the Company determined the grant-date fair value of the awards based on the interpolated fair value of the Company’s common stock between July 1, 2020 and October 1, 2020. For equity awards granted on November 28, 2020, the Company determined the grant-date fair value of the awards based on the interpolated fair value of the Company’s common stock between October 1, 2020 and January 1, 2021.

For each Valuation Report, the Company determined the value of its common stock based on (i) the weighted average price paid per share in secondary transactions (“Secondaries”) completed during the period between Valuation Report dates and (ii) a Probability Weighted Expected Return Method (“PWERM”). This approach is summarized in the table below:

U.S. Securities and Exchange Commission

April 6, 2021

Valuation Report Date	Fair Value Per Share of Common Stock on Valuation Report Date	PWERM Value Per Share Prior to DLOM	DLOM (1)	Adjusted PWERM Value Per Share	Weight(2)	Weighted Average Price Paid Per Share in Secondaries	Weight
April 1, 2020	$28.37	$29.83	15%	$25.36	75%	$37.39	25%
July 1, 2020	$38.76	$42.38	13%	$36.87	50%	$40.65	50%
October 1, 2020	$40.16	$44.64	13%	$38.84	75%	$44.13	25%
January 1, 2021	$59.02	$66.59	11%	$59.26	50%	$58.78	50%

(1)

Discount for lack of marketability (the “DLOM”). The DLOM was estimated in each Valuation Report based on market volatility and estimated time to the Company achieving a liquidity event, such as an IPO.

(2)	At each valuation date, the PWERM weighting assumes a probability of an IPO at 65%, 15% through a liquidity transaction other than an IPO, and remaining a private company at 20%.

The weighting between the Adjusted PWERM Value Per Share and the Weighted Average Price Paid Per Share in Secondaries was determined based on a variety of factors including the dates of the transactions relative to the Valuation Report, the parties involved in the transactions, access that purchasers had to financial information of the Company, the level of sophistication of the buyers and sellers, the size and volume of the transactions and general consistency with other prior transactions.

The primary drivers for the change in the fair value of the Company’s common stock between April 1, 2020 and January 1, 2021 were:

•

the Company’s recent financial performance, current market sentiment and the recent market prices of publicly traded common stock of comparable companies, despite the COVID-19 pandemic that caused greater volatility in the early part of 2020;

•

since November 2020, the Company has taken several steps towards the completion of a potential IPO, including reengaging with underwriters and holding its IPO organizational meeting, as well as publicly filing the Registration Statement with the Commission;

•

the successful completion or near completion of initial public offerings for a number of technology companies, suggesting a favorable market for companies similar to the Company in executing and completing initial public offerings; and

•	an increase in the weighted average price of secondary market transactions for the Company’s common stock from $37.39 per share to $58.78 per share from April 2020 to December 2020.

The Company supplementally advises the Staff that each of the Valuation Reports during the period from April 1, 2020 through January 1, 2021 included the following comparable companies: 2U, Anaplan, Appian Corporation, Bill.com, CrowdStrike, Cloudflare, Fastly, PagerDuty, Slack Technologies, Smartsheet, Tenable Holdings, Yext, PluralSight, and Elastic. However, CrowdStrike was removed as a comparable company beginning in July 2020 because CrowdStrike was showing significantly more positive near-term and long-term free cash flow and profitability prospects and, therefore, was no longer a good comparison. The weighted average enterprise value revenue multiple used in the Company’s common stock valuation related to these comparable companies increased 53% for the period April 1, 2020 through July 1, 2020, decreased 1% for the period from July 1, 2020 through October 1, 2020, and increased 54% for the period from October 1, 2020 through January 1, 2020. Given the proximity to the Company’s proposed IPO and that the revenue multiple is a metric by which the Company will be valued and is a key primary driver of market capitalization increases for these comparables, these companies provided highly relevant comparisons to the Company and contributed to the increase in the Company’s valuation.

U.S. Securities and Exchange Commission

April 6, 2021

Sales of common stock, page F-40

4.

Please tell us the number of employee shares sold in the December 2020 private placement transactions. Also, tell us the fair value of your underlying common stock used in determining the $21.0 million of compensation expense recorded with this transaction.

In response to the Staff’s comment, the Company respectfully advises the Staff that the $21 million in compensation expense recorded during the year ended December 31, 2020 relates to sales that occurred between July 1, 2020 and December 31, 2020, as summarized in the following table:

Common Stock Sales	Shares Sold	Weighted Average Fair Value Per Share of Common Stock	Compensation Expense (in $’000)
July 2020	1,542,704	$39.06	$2,478
August 2020	331,736	$39.65	2,058
October 2020	235,178	$40.16	1,978
November 2020	101,483	$48.83	946
December 2020	1,634,612	$54.31	13,521

Total	3,845,713		$20,981

For each secondary transaction settlement date, the Company used the linear interpolation method to estimate the fair value of the Company’s common stock on each respective transaction date. The Company additionally assessed whether any specific events occurred between the two valuation dates that would have caused the common stock value to be materially different than the interpolated value, but ultimately concluded the interpolated values were the best estimate of fair value on those dates.

The Company supplementally advises the Staff that for any additional shares sold in private market transactions after December 2020, the Company plans to record stock compensation expense based on the interpolated fair value of common stock as described above.

U.S. Securities and Exchange Commission

April 6, 2021

Note 14. Net Loss Per Share, page F-44

5.

We note that you anticipate recording approximately $70.8 million of compensation expense related to the performance-based RSUs that will vest upon effectiveness of the offering. Please revise to adjust the numerator of your pro forma per share calculations for such amount. Refer to Rule 11- 01(a)(8) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the numerator of the pro forma per share calculations to include the stock-based compensation cost related to the performance-based RSUs. The Company refers the Staff to the Company’s response to Comment 6 for an explanation of the revision to the pro forma weighted average number of shares. These revisions are reflected in the Second Amended Registration Statement.

6.

Please explain further how you determined the 79.0 million adjustment for assumed conversion of redeemable convertible preferred stock to common stock included in your pro forma per share calculations compared to the 85.3 million shares outstanding at December 31, 2020. In this regard, it appears from your disclosures in Note 2 that Series H-1 redeemable convertible preferred shares that are subject to vesting are excluded from such calculations; however, according to disclosures elsewhere only 205,464 Series H-1 shares are subject to vesting. To the extent the pro forma adjustment is based on a weighted average calculation, please provide such calculations particularly for your Series I preferred stock.

In response to the Staff’s comment, the Company has corrected the number of shares of redeemable convertible preferred stock included in the pro forma net loss per share computation. The Company advises the Staff that with respect to the 205,464 Series H-1 shares that are subject to vesting, these shares have only been included in the weighted-average number of shares used in computing pro forma net loss per share for the period that they were vested. The Company confirms that the number of shares is computed on a weighted-average basis. Also, in response to the Staff’s comment, the Company has updated the weighted-average potentially dilutive shares excluded from the calculation of diluted earnings per share, including the number of shares of common stock issuable upon conversion of redeemable convertible preferred stock, included on page F-45.

U.S. Securities and Exchange Commission

April 6, 2021

The Company respectfully advises the Staff that it has provided on Exhibit B its calculation of the revised weighted average number of shares assumed on the conversion of redeemable convertible preferred stock of 83.3 million in the pro forma net loss per share computation.

*         *         *

Please contact me at (415) 693-2031, Jon Avina of Cooley LLP at (650) 843-5307 or David R. Ambler of Cooley LLP at (650) 843-5899 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Rachel B. Proffitt

Rachel B. Proffitt

Cooley LLP

cc:	Benjamin Singer, Procore Technologies, Inc.

Jon Avina, Cooley LLP

David R. Ambler, Cooley LLP

Steven Stokdyk, Latham & Watkins LLP

U.S. Securities and Exchange Commission

April 6, 2021

Exhibit A

Calculation of Pro Forma Net Tangible Book Value and

Pro Forma Net Tangible Book Value Per Share

Pro Forma Net Tangible Book Value (in thousands, except share and per share amounts)
Total assets	$820,767
Deduct:
Goodwill	(125,966)
Intangible assets	(33,241)
Contract cost assets	(33,052)
Deferred offering costs	(4,980)
Deferred tax liabilities	990
Operating lease assets	(49,756)
Operating lease liabilities	51,580
Less: liabilities	(365,395)

Pro Forma Net Tangible Book Value	$260,947
Shares	117,011,688
Pro Forma Net Tangible Book Value Per Share	$2.23

U.S. Securities and Exchange Commission

April 6, 2021

Exhibit B

Calculation of redeemable convertible preferred stock to common stock in pro forma net loss per share computation

			Preferred shares		Pro forma
	Preferred	RSAs (unvested)	excluding unvested		weighted
Date	Shares	vested	RSAs	Weighting	average
January 1, 2020	78,863,035	(205,464)	78,657,571	100%	78,657,571
January 9, 2020	77,194		77,194	98%	75,507
January 10, 2020	52,818		52,818	98%	51,519
March 30, 2020	4,225,490		4,225,490	76%	3,197,980
March 30, 2020	1,452,513		1,452,513	76%	1,099,306
May 19, 2020	132,046		132,046	62%	81,897
July 30, 2020	—	102,732	102,732	42%	43,507
September 16, 2020	264,093		264,093	29%	77,208
October 21, 2020	46,480		46,480	20%	9,144
November 4, 2020	58,681		58,681	16%	9,299
November 9, 2020	158,932		158,932	14%	23,015
November 25, 2020	(4)		(4)	10%	(0)

December 31, 2020	85,331,278	(102,732)	85,228,546		83,325,952